EXHIBIT 3.3

                                     By-Laws
                                       of
                           Medisys Technologies, Inc.


                                   ARTICLE IV

Section 1. The annual meeting of the Corporation should be held on the second Wednesday of May annually at an hour and place selected by the Board of Directors. The Board of Directors may cancel the annual meeting or postpone it in their discretion.